

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2011

Via U.S. Mail and Facsimile

Jon D. Walton
Executive Vice President, Human Resources
Chief Legal and Compliance Officer and Corporate Secretary
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, Pennsylvania 15222

> **Re: Allegheny Technologies Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 1, 2011**
> **File No. 333-171426**

Dear Mr. Walton:

We have reviewed your response letter dated January 31, 2011 and the above-referenced filing, and have the following comments.

General

1. We note that you have not provided the acknowledgments requested in our previous comment letter dated January 21, 2011. In this regard, please provide us with a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We note a number of blank spaces throughout the registration statement. Please include all omitted information, other than dates and related information that are not yet determinable, as soon as practicable. Please note that we may have additional comments upon review of this information.

3. We note your response to comment 3 in our letter dated January 21, 2011, including your statement that Ladish orally informed Baird of Ladish's belief that the combined company could realize approximately $30 million of incremental annual income by ATI supplying Ladish with material volumes that Ladish currently purchases from ATI's competitors. To the extent that such projection was relied upon by Baird in preparing its analysis relating to its fairness opinion, please disclose this projection in your filing.

Proxy Statement/Prospectus Cover Page/Letter to Shareholders

4. We note that in response to comment 6 in our letter dated January 21, 2011, you have disclosed that certain of Ladish's directors and executive officers have interests in the merger that are different from, or in addition to, their interests solely as shareholders of Ladish. Please revise your disclosure to clarify not only that their interests are "different from, or in addition to," those of Ladish shareholders, but that certain Ladish directors and executive officers will directly benefit from the merger.

Questions and Answers about the Special Meeting, page ii

Q: When do the parties expect to complete the merger?, page ii

5. We note that you have added disclosure on page ii. However, similar disclosure appears on page vi. Please remove the duplicate disclosure.

Summary, page 1

Material United States Federal Income Tax Consequences, page 2

6. We note your revised disclosure in response to comment 10 in our letter dated January 21, 2011. However, we note that your disclosure "[a]ssum[es] that the mergers, together, qualify as a "reorganization" within the meaning of Section 368(a) of the Code . . .." It is not appropriate to assume any legal conclusion, such as that noted, that underlies the legal opinion. The tax treatment in this case depends upon the legal conclusion of whether the merger qualifies as a reorganization, and counsel must opine on this matter as part of its tax opinion. Please see our related comment below.

Opinion of Ladish's Financial Advisor, page 2

7. We note your response to comment 15 in our letter dated January 21, 2011. Please state clearly that $4.6 million of Baird's $4.9 million fee is contingent upon completion of the merger.

Interests of Ladish's Directors and Officers in the Merger, page 2

8. We note your revisions in response to comment 11 in our letter dated January 21, 2011. Please further revise your disclosure to quantify, to the extent possible, the value of each of the listed benefits that will be received by the directors and executive officers.

Retention Pool, page 3

9. We note your revised disclosure stating that each of the executive officers of Ladish and "certain other Ladish employees" are eligible to receive payments from the retention pool. Please revise your disclosure here and on page 47 to specify the "certain other Ladish employees."

The Merger, page 25

Background of the Merger, page 25

10. We note your revisions in response to comments 22 and 23 in our letter dated January 21, 2010. However, your revised disclosure regarding the terms of the merger agreement merely lists those terms that were discussed throughout the negotiations, but does not provide a detailed discussion of the actual negotiations, including the parties present at the meetings, the material issues discussed, and the positions taken by those involved in each meeting. For example, we note that you have not added any disclosure regarding the details of the negotiations of the no-solicitation provision agreed to by Ladish, the ability of Ladish to accept an unsolicited superior proposal, the circumstances under which Ladish may terminate the merger agreement, and the obligation of Ladish to pay a termination fee. In particular, we note that one of your directors dissented due to the restrictions in the merger agreement regarding Ladish's ability to negotiate an alternative business combination transaction. Please revise your disclosure accordingly.

11. We note your revisions in response to comment 28 in our letter dated January 21, 2011. Please revise your disclosure to provide additional details regarding the significance of recent trends in Ladish's stock price, the potential synergies anticipated to result from the proposed merger, and the potential pro forma impact of the merger on ATI's earnings per share, including the impact of the range of potential merger consideration on whether the transaction would be accretive or dilutive to ATI's pro forma earnings per share and over what time periods. In your revised disclosure, please disclose what in particular was discussed regarding such topics, including whether potential synergies, cost savings or the potential pro forma impact of the merger on ATI's earnings per share were quantified.

12. We note your revisions in response to comment 31 in our letter dated January 21, 2011. In particular, we note your disclosure that in early September 2010, Mr. Vroman informed Mr. Hassey that Ladish's board intended to contact one or more potential bidders that had indicated an interest in a strategic transaction with Ladish. Please disclose the number of other potential bidders that had indicated such an interest, and

why the Ladish board contacted only a representative of Bidder X, but did not contact any of the other potential bidders.

13. Please revise your disclosure on page 29 to clarify why a merger with ATI was perceived to have a "better strategic fit" and "greater opportunities for synergies" than a merger with Bidder X.

Ladish's Reasons for the Merger; Recommendation of the Ladish Board of Directors, page 32

14. We note your revisions in response to comment 40 in our letter dated January 21, 2011, including that Ladish's long-term strategic plan was "subject to significant risks" and "did not support a valuation of Ladish in excess of the merger consideration." Please revise your disclosure to provide sufficient detail regarding the long-term strategic plan so that investors can evaluate why the plan supported the board's recommendation for the merger.

15. We note your revisions in response to comment 38 in our letter dated January 21, 2011. In particular, we note that John Splude dissented from the board's determination that the proposed merger agreement and transactions contemplated thereby were advisable, fair to and in the best interests of Ladish partially because of the restrictions on Ladish's ability to negotiate with a third party in connection with a "takeover proposal." Please clarify what you mean by "takeover proposal." If you are referring to the restrictions regarding Ladish's ability to negotiate an alternative transaction or accept a superior proposal, as you reference elsewhere in the prospectus, please revise your disclosure to use consistent terminology.

Opinion of Ladish's Financial Advisor — Robert W. Baird & Co. Incorporated, page 34

16. We note your revisions in response to comment 43 in our letter dated January 21, 2011. Please revise the first sentence of your first full paragraph on page 37 to state that it is Baird's *belief* that the opinion may not be relied upon, used for any other purpose or disclosed to any other party without its prior written consent.

Valuation of Ladish, page 37

17. Please revise your disclosure to include a discussion of the valuation multiples as provided to the Ladish board on page 8 of Baird's November 16, 2010 Presentation to the Board of Directors.

18. We note that in response to comment 48 in our letter dated January 21, 2011, you state that Baird did not provide detail regarding unlevered free cash flow to Ladish's board. However, we note your disclosure that Baird performed its discounted cash flow analysis utilizing Ladish's projected unlevered free cash flows, and also note the discounted cash flow analysis that was provided to the Ladish board on page 21 of the November 16,

2010 Presentation to the Board of Directors. In order for shareholders to understand the current disclosure regarding the discounted cash flow analysis, please disclose the projected unlevered free cash flows used in such analysis.

Valuation of ATI, page 41

19. We note your revisions in response to comments 46 and 49 in our letter dated January 21, 2011. Please further revise your disclosure to include the financial characteristics that were used to select the companies used in the Selected Publicly Traded Company Analysis (for both the valuation of Ladish and the valuation of ATI) and the acquisitions used in the Selected Acquisition Analysis. If there were companies and/or acquisitions that met the selection criteria that were excluded from the analysis, please identify them and explain why they were excluded.

Pro Forma Merger Analysis, page 42

20. We note your response to comment 51 in our letter dated January 21, 2011, and that you have not included disclosure of the analysis or results of the certain pro forma financial impacts so as not to include potentially misleading information. However, we note that on page 35 of Baird's November 16, 2010 Presentation to the Board of Directors, Baird presented both a Transaction EPS Impact and its analysis supporting its conclusion that the proposed transaction would be dilutive to the combined company's diluted EPS in fiscal 2011. Given that such analysis was presented to the Ladish Board of Directors, please include such analysis and the results of your analysis in your disclosure, including the assumptions you relied on in preparing the analysis.

Litigation Related to the Merger, page 51

21. Please revise your description of the litigation related to the merger to include a materially complete description of such litigation. In particular, please provide the material details of the allegations of the compliant, including why the plaintiffs believe that the consideration the Ladish shareholders will receive is inadequate and why the Ladish directors breached their fiduciary duties in negotiating and approving the merger agreement. Please also specify that the plaintiff in the Wisconsin state court case also alleges that the Form S-4 is materially deficient, and clarify that the allegations relating to Sections 14(a) and 20(a) of the Exchange Act brought by the plaintiff in the United States District Court for the Eastern District of Wisconsin involve similar claims relating to a materially deficient Form S-4.

The Merger Agreement, page 52

22. We note your response to comment 60 in our letter dated January 21, 2011 that there are no separate standalone conditions to completion of the merger. In this case, please revise your disclosure on page 55 stating that "there are separate standalone conditions to completion of the merger relating to the absence of any material adverse effect."

Material U.S. Federal Income Tax Consequences, page 65

23. As noted in comment 63 in our letter dated January 21, 2010, your disclosure must clearly set forth counsels' opinions regarding each material tax consequence being opined upon. In particular, we note that the entire tax discussion is qualified by the assumption that the merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code. As noted above, the tax treatment of the merger depends upon the legal conclusion of whether the merger qualifies as a reorganization, and counsel must therefore opine on this matter as part of its tax opinion. We note your disclosure on page 2 that it is a condition to the obligations of the parties that each party will receive an opinion of counsel to the effect that the mergers will qualify as a reorganization. To the extent that this condition may be waived, you must file an executed opinion of counsel before effectiveness opining on the qualification of the merger as a reorganization. However, if this condition is a non-waivable condition, you are permitted to file the tax opinions as an exhibit in a post-effective amendment, provided that the prospectus discusses the substance of the opinion that will be provided at closing. Please advise and revise accordingly.

Exhibit 99.2

24. We note that Baird continues to state that its consent applies only to the current proxy statement included in the registration statement, and not to any amendments or supplements thereto. Please be advised that in order for you to become effective, Baird will have to file an updated consent or remove such qualifying language from its opinion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Ronald D. West, Esq. (*via facsimile at* (412) 355-6501)
        K&L Gates LLP

        Mark T. Plichta, Esq. (*via facsimile at* (414) 297-4900)
        Foley & Lardner

        Wayne E. Larsen (*via facsimile at* (414) 747-2602)
        Ladish Co., Inc.